EXHIBIT 16.1

April 25, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

I was previously principal accountant for Global Pharmatech, Inc. (f/k/a Autocarbon., Inc., the "Company") and I reviewed the Company's consolidated financial statements as of June 30, September 30 and December 31, 2004 and for the interim periods ended June 30, September 30 and December 31, 2004 in connection with the Company's filings or amended filings of Quarterly Reports on Form 10-QSB for such periods. On April 20, 2005, I was dismissed as the Company's principal independent accountant. I have read Company's statements included under Item 4.01 of its Form 8-K dated April 25, 2005, and I agree with such statements, except that I am not in a position to agree or disagree with the Company's statement that the decision to change accountants was approved by its Board of Directors.

Very truly yours,

/s/ Aaron Stein